

May 12, 2014

Via E-mail
Sergio Marchionne
Chairman
Fiat Investments N.V.
240 Bath Road
Slough SL1 4DX
United Kingdom

> **Re:** **Fiat Investments N.V.**
> **Draft Registration Statement on Form F-4**
> **Submitted April 15, 2014**
> **CIK No. 0001605484**

Dear Mr. Marchionne:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide us with copies of any written materials prepared by management or the advisors and reviewed by the board in connection with its vote to approve the transaction.

Prospectus Cover Page

2. Please clarify in your prospectus whether Fiat may vote its shares at the general meeting, and, if so, disclose whether Fiat has expressed an intention with respect to how it will vote such shares.

Questions and Answers About the Merger, page iii

3. Please disclose here that Exor, which as of March 31, 2014 holds 30.5% of Fiat's share capital, has expressed its intention to elect to receive special voting shares. In addition, please disclose the effect such participation could have on other shareholders and discuss any interests in the merger that Exor may have that may differ from those of other shareholders.

4. Please clarify in this section that the merger is not expected to result in any significant operational cost savings or synergies. Refer to the last risk factor on page 25.

5. Please include a question and answer that addresses whether a shareholder may change its voting instructions after appointing Computershare Italy as proxy and providing voting instructions for all or some of the motions.

Q: If the Merger is completed, will my FCA common shares be listed for trading?, page v

6. Please disclose, if true, that the NYSE will be the primary listing for the FCA common shares and the MTA will be the secondary listing. Please also include a brief discussion of the expected costs and benefits to investors of cross-listing your shares in this manner.

Q: Does the Fiat Board of Directors recommend the approval of the Merger?, page vi

7. Please disclose, if true, that the Fiat Board of Directors did not seek a fairness opinion from a financial advisor in connection with its determination that the merger, the merger plan and the transactions contemplated by the merger plan, are fair to Fiat shareholders.

Market and Industry Information, page xiii

8. We note that you have relied on reports and publications from third-party sources for data. Please provide us with the relevant portions of the materials you cite. If any of these reports or publications were commissioned by you for use in connection with the registration statement, please also file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or tell us why you believe you are not required to do so.

Summary, page 1

Fiat Group, page 1

9. Please disclose Fiat's level of indebtedness in the second to last paragraph in this section.

Risk Factors, page 7

10. Please remove the reference to "other risks and uncertainties not currently known to [you] or believed to material" in the last sentence of the introductory paragraph to your risk factors section on page 7. Your risk factors should address all known material risks and should not reference unknown or immaterial risks.

Our profitability depends on reaching certain minimum vehicle sales volumes, page 7

11. So that investors can better assess the risks described here, please include a quantitative illustration of the impact a significant reduction in sales volume would have on your business. In addition, to the extent that changes in the relative mix in sales of small cars compared to trucks and SUVs could materially affect your business, please address this here. We note in this regard your disclosure on pages 119-120 and 135 of MD&A.

Our businesses are affected by global financial markets, page 7

12. Given your significant operations in Europe, please include in this risk factor specific quantitative disclosure of the prolonged decline in European auto sales, industry-wide overcapacity, and your decrease in market share and your recent losses this segment. We note in this regard your disclosure in the second paragraph on page 30 and in MD&A.

Our ability to achieve cost reductions and to realize production efficiencies, page 12

13. Please briefly describe "World Class Manufacturing" so that investors can understand the significance of your implementation of such principles.

Product recall and warranty obligations may result in direct costs, page 13

14. Please describe the risks in the event you are found in non-compliance with the notice provisions of the Transportation Recall Enhancement, Accountability, and Documentation Act (TREAD) Act. We note, in this regard, your disclosure on page 111.

Our success largely depends on the ability of our current management team, page 15

15. We note recent statements by Mr. Marchionne regarding how long he intends to remain at Fiat. To the extent material, please include a discussion of the risks related to Mr. Marchionne's eventual departure and any related uncertainties regarding succession plans.

Developments in emerging market countries may adversely affect our business, page 15

16. Please describe in a separate risk factor the risks attendant to your reliance on joint ventures in your foreign operations, particularly in your Asia Pacific operations.

The Merger, page 30

Background to the Merger, page 30

17. Please revise the second paragraph on page 31 to briefly summarize the various proposals that were considered but not pursued. Please also discuss what role, if any, Exor played in the decision to adopt a loyalty voting structure.

Reasons for the Merger, page 31

18. Please clarify what you mean by your disclosure on page 31 that the Netherlands is a "neutral jurisdiction."

19. Please disclose any negative consequences of the merger that management considered prior to approving the merger. In addition, please include a summary of such potential negative consequences in the Questions and Answers section of your prospectus.

Tax Consequences, page 34

20. Please remove references throughout the tax consequences section that characterize the discussion as a "summary" or as a "general guide." These references are inconsistent with a discussion of all material tax consequences and inappropriately disclaim reliance on counsel's opinion. For guidance, refer to section III.D.1 of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Material Netherlands Tax Consequences, page 42

21. To the extent this discussion is the opinion of Dutch tax counsel, please revise your disclosure to make that clear.

The Merger Plan, page 63

Merger Consideration, page 63

22. Please discuss the FCA special voting shares as part of the merger consideration or tell us why such disclosure is not necessary or appropriate in this section.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 71

23. We note your disclosure in the introductory section that the Unaudited Pro Forma Condensed Consolidated Financial Information at and for the year ended December 31, 2013 gives effect to two transactions: (1) the acquisition of the remaining 41.5% ownership interest in Chrysler from the VEBA Trust; and (2) the Chrysler Refinancing. Please tell us why the pro forma financial statements do not include the January 21, 2014

agreement with the UAW in which Chrysler agreed to make payments to the VEBA Trust totaling U.S. $700 million to be paid in four equal annual installments. Given that this transaction occurred on the same date as the closing of the acquisition of the 41.5% ownership interest of Chrysler, we believe that it should also be reflected in your pro forma financial statements since it appears to be directly attributable to that transaction pursuant to the guidance in Rule 11-02(b)(6) of Regulation S-X. Please advise or revise accordingly.

24. We note your disclosure that the historical consolidated statement of financial position and the historical consolidated income statement have been adjusted in the Unaudited Pro Forma Condensed Consolidated Financial Information to give effect to pro forma events that are (1) directly attributable to the VEBA Transaction and Chrysler Refinancing (2) factually supportable, and (3) expected to have a continuing impact on the consolidated financial results. Please note that in accordance with Rule 11-02(b)(6) of Regulation S-X, pro forma adjustments to the income statement should give effect to events that are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the registrant, and (iii) factually supportable. However pro forma adjustments to the balance sheet should give effect to events that are directly attributable to the transaction and factually supportable, regardless of whether they have a continuing impact or are nonrecurring. Please revise your disclosure on page 71 and your pro forma balance sheet accordingly.

Unaudited Pro Forma Condensed Consolidated Statement of Financial Position at December 31, 2013, page 72

Footnote (1), page 72

25. We note that this adjustment relates to the recognition of the incremental net deferred tax asset as a result of the acquisition of the remaining approximately 41.5% percent ownership in Chrysler. Please clearly disclose how you calculated or determined the amount of the adjustment. Your revised disclosure should include the assumed tax rate and any other applicable assumptions used to calculate the pro forma adjustment.

Footnote (2), page 72

26. We note that in regards to a special distribution paid by Chrysler to its members on January 21, 2014 of €1,378 million or U.S. $1,900 million, you indicate that FNA's portion of the special distribution was assigned to the VEBA Trust as part of the purchase consideration. Please explain to us in further detail what this means and how it affected your accounting for the payment of the special distribution. As part of your response and your revised disclosure, please clarify whether the entire amount of €1,378 million paid by Chrysler related entirely to amounts payable to Fiat or if it included amounts that were also payable to the VEBA Trust. If it included dividends payable to the VEBA Trust,

please explain why the full payment of €2,647 is being used to calculate the pro forma adjustment to equity of the non-controlling interest.

Footnote (5), page 72

27. We note that the details of the new financing transactions incurred as part of the Chrysler Refinancing are disclosed in U.S. Dollars. Please revise to disclose the amount of debt incurred in Euros for each type of debt security, since the Euro is your reporting currency.   Note 36 to your audited financial statements should be similarly revised.

Unaudited Pro Forma Condensed Consolidated Income Statement for the year ended December 31, 2013, page 73

Footnote (1), page 73

28. Please disclose the income tax rate used to calculate the tax effect of this adjustment.

Footnote (2), page 73

29. We note that this adjustment reflects the elimination of Chrysler's profit attributable to non-controlling interest of €992 million. Please revise to explain how you determined or calculated this amount.

Footnote (3), page 73

30. We note your disclosure that this adjustment to interest expense assumes that if the Secured Senior notes due 2019 and the Secured Senior Notes due 2021 had been issued and the New Senior Credit Facilities had been entered into on January 1, 2013, you would have recognized an additional €203 million of interest expense during 2013. Please disclose the interest rates and the amount of each type of debt that was used in the calculation of this interest expense amount. Also, given that the interest expense is presented in Euros, your disclosure of the amount of debt incurred should also be provided in Euros.

31. Please explain in footnote (3) how you calculated or determined the €326 million of interest expense that was recognized by Fiat Group on the VEBA Trust Note that will be eliminated as a result of its repayment.

Overview of Our Business, page 80

Mass-Market Vehicles, page 82

Mass-Market Vehicle Brands, page 82

32. Please remove the word "iconic" from the last bullet point on page 82. In addition, please revise the second to the last sentence in the last bullet point on page 83 to state as a belief.

33. Please clarify what you mean by "aggressive and functional exteriors," and "performance interiors" on page 83.

Vehicle Sales Overview, page 86

APAC Vehicles Sales, Competition and Distribution, page 91

34. Please revise the first paragraph after the table on page 91 to disclose the industry sales in China, India, Japan, Australia, and South Korea in 2010, 2011, and 2012, respectively. Similarly, please disclose the industry volume of passenger cars sold in China and in India in 2010, 2011, and 2012, respectively.

Components Segment, page 96

35. Please characterize as a belief the last sentence in the second to last paragraph on page 96 and clarify what you mean by "affordable" and tell us the basis for your belief that your products are affordable.

Supply of Raw Materials, Parts and Components, page 102

36. Please clarify how you have established "closer ties" with your suppliers in recent years. In addition, please provide quantitative information regarding the "significantly reduced number of suppliers."

Employees, page 103

37. We note your disclosure on page 104 that "you have been unable to call a meeting of the EWC in accordance with established procedures." Please tell us whether there are any material risks because of such failure, and, if so, please disclose in the appropriate places in your prospectus.

Property, Plant and Equipment, page 105

38. We note that substantially all of the property, plant and equipment of Chrysler Group
LLC and its U.S. subsidiary guarantors are unconditionally pledged as security under its
senior credit facilities. Please consider adding a risk factor regarding such security
interests held by third parties or tell us why such a risk factor is not necessary.

Environmental and Other Regulatory Matters, page 106

Automotive Fuel Economy and Greenhouse Gas Emissions, page 109

LATAM Region, page 110

39. Please clarify whether you participate in Brazil's voluntary national program for the
evaluation and labeling of light passenger and commercial vehicles equipped with
internal combustion gasoline engines.

Management's Discussion and Analysis of Financial Condition and Results of Operations of the
Fiat Group, page 117

40. In light of your disclosure on page 82 that you intend to continue to increase your vehicle
sales by building the value of your mass-market brands, in particular by ensuring that
each of your brands has a clear identity and market focus, please revise MD&A to
disclose your vehicle sales by brand. These supplemental tables would facilitate analysis
of sales trends and show the historic contribution of the brands that have been
discontinued or sold.

Trends, Uncertainties and Opportunities, page 118

Vehicle Profitability, page 120

41. We note your disclosure that in some regions, such as the NAFTA segment, your larger
vehicles such as your minivans, larger utility vehicles and pick-up trucks are more
profitable than other vehicles. Please disclose the percentage of which these larger
vehicles in the NAFTA segment contribute to your total sales or profitability. In
addition, in light of the disclosure that these vehicles have lower fuel economy and
consumer preferences tend to shift away from larger vehicles in periods of rising fuel
prices, please consider presenting a corresponding sensitivity analysis illustrating the
potential impact that a shift in consumer preferences could have on your results of
operations. Also, given that you sell passenger cars, which it appears can be divided into
smaller groups such as subcompact, compacts, mid-size, and full-size, light trucks and
light commercial vehicles, please discuss the relative profitability of your different
classes of vehicles in segments other than the NAFTA segment, such as EMEA and
LATAM. In this regard, we note that your discussions of the results of operations of the

LATAM, APAC and EMEA segments indicate that revenues and trading profit were affected in 2013 in part by vehicle mix.

Critical Accounting Estimates, page 122

Recoverability of non-current assets with definite useful lives, page 125

42. We note from your disclosure within the table of impairment charges at the top of page 126 that you recognized €151 million and €55 million of impairment charges related to development costs, and property, plant and equipment, respectively, for the EMEA segment during the year ended December 31, 2013. In light of the disclosure on page 126 indicating that in 2013, the recoverable amount of the EMEA segment was higher than the corresponding carrying amount, please explain to us, and revise to provide more details of how you determined the amount of the impairment charges recognized for these assets.

Results of Operations, page 133

43. We note that as disclosed on page 118, your discussion of the results of operations for 2012 compared to 2011 includes a discussion of changes in your results excluding for both periods the contribution of Chrysler's results. Given that Chrysler represents a significant portion of certain income statement line items in both 2012 and 2011, we believe that your discussion should also include the nature of any changes that occurred with respect to Chrysler's results of operations from 2011 to 2012. For example, you disclose on page 136 that net of intercompany cost of sales, Chrysler contributed €41.5 billion and €19 billion to cost of sales in 2012 and 2011; however, your discussion only addresses the reasons for the change in cost of sales excluding Chrysler, and does not address any significant events that may have resulted in changes to Chrysler's cost of sales during this period. Please revise accordingly, both within your consolidated results of operations section and within each applicable segment, to ensure that you adequately discuss and analyze any significant changes within your income statement line item amounts during these time periods that relate directly to Chrysler.

Recent Developments, page 158

Venezuela, page 159

44. We note from the disclosure on page 159 that based on recent developments related to the foreign exchange process in Venezuela, you have changed the exchange rate used to remeasure your Venezuelan subsidiary's financial statements in U.S. dollars. We also note that as of March 31, 2014, you have begun to use the SICAD I rate of 10.7 Venezuelan Bolivar, or VEF, to USD as determined by the periodic auctions for USD under SICAD I and that previously you utilized the official exchange rate of 6.30 VEF to USD. Please explain to us what consideration you gave to using the SICAD II rate in

establishing the exchange rate used in your remeasurement of your Venezuelan subsidiaries financial statements during 2014.   If you have begun using the SICAD II rate, please explain to us how it will impact your results of operations and financial position in 2014.

Liquidity and Capital Resources, page 159

45. We note from your disclosure on page 161 that the majority of your liquidity is available to your treasury operations in Europe, U.S. and Brazil; however, liquidity is also available to certain subsidiaries which operate in other areas. You also disclose that cash held in such countries may be subject to restrictions on transfer depending on the foreign jurisdictions in which these subsidiaries operate. Please revise to disclose the amounts of cash, if significant, and the applicable foreign country in which the cash is held, for those amounts that may be subject to restrictions on transfer. Also, please expand your disclosure in the notes to your financial statements to include the disclosure requirements set forth in paragraphs 13 and 22(a) of IFRS 12.

Contractual Obligations, page 174

46. We note that you have disclosed a table of contractual obligations as of December 31, 2013. In light of the Chrysler Refinancing that took place in January 2014, as well as the additional Fiat debt issuances in early 2014, we believe that it would be useful to investors if you included a pro forma table of contractual obligations which includes these changes to your debt subsequent to December 31, 2013. Please revise accordingly.

47. Please explain to us, and revise to more clearly disclose why the total amount of long-term debt of €26,712 million, as presented on the table of contractual obligations, is not consistent with the amount of total debt of €30,283 presented on the fact of the statement of financial position and disclosed in Note 27.

Remuneration of the Members of the Board of Directors, page 182

48. Please provide the information concerning Fiat's directors and senior management pursuant to Item 6.A of Form 20-F.

Share ownership, page 186

49. Please disclose the share ownership of each individual listed on page 183 pursuant to Item 6.B of Form 20-F. Refer to Item 6.E of Form 20-F.

Major Shareholders and Related Party Transactions, page 187

50. With respect to the shareholders that are legal entities in the table on page 187, please disclose the natural person or persons who exercise the sole or shared voting power or

dispositive power for the shares listed in the table. In addition, please disclose any significant change in the percentage ownership held by any major shareholders during the past three years.

51. Please disclose the number of U.S. holders and the percentage of shares held in the U.S.

The FCA Shares, Articles of Association and Terms and Conditions of the Special Voting Shares, page 189

Loyalty Voting Structure, page 190

52. We note from the disclosure on pages 190 through 192, that in connection with the Merger, FCA will issue special voting shares to those shareholders of Fiat who elect to receive such special voting shares upon the closing of the Merger. We further note from the disclosure on pages iv and v, that the special voting shares will grant electing long-term holders of FCA common shares, two votes for each FCA common share held resulting in the holders of these shares receiving additional voting rights. Please revise MD&A and the notes to your financial statements to disclose these special voting rights with respect to FCA's shares that will exist following the completion of the merger. Refer to the disclosure requirements outlined in paragraph 79(a) of IAS 1.

Repurchase of Shares, page 194

53. We note your disclosure on page 194 that FCA may purchase shares "acquired under universal title of succession." Please define the term "universal title of succession" here.

Enforcement of Civil Liabilities, page 222

54. Please include a risk factor that addresses the risks addressed in this section, including the risk that it may not be possible for a shareholder to effect service of process within the U.S. upon non-U.S. resident directors or upon FCA and that it may be difficult to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. securities laws against Fiat.

Audited Financial Statements of Fiat S.p.A.

Consolidated Income Statement, page F-4

55. We note your presentation of Trading Profit on the face of the Income Statement. We further note your disclosure on page F-10 that Trading Profit represents operating profit before specific items that are considered to hinder comparison of the performance of the business either year-on-year or with your peers. With regards to Trading Profit, we note that although you disclose that this subtotal is similar to operating profit, your subtotal excludes certain items included in other unusual income/expense, such as impairment of

assets, certain product warranty costs, and restructuring costs, which we believe are related to operations. Please revise your income statement to include these items, which appear to be related to operations, as components of your Trading Profit subtotal. Alternatively, please explain to us why you believe your current presentation is appropriate. Please also similarly revise your Summary Historical Financial Data on page 4 and Selected Historical Consolidated Financial and Other Data on page 69 and your discussion of this measure included in MD&A. See guidance in paragraph BC56 of IAS 1.

Consolidated Statement of Financial Position, page F-6

56. We note from your disclosure on page F-10 that for the consolidated statement of financial position, a mixed format has been selected to present current and non-current assets and liabilities, as permitted by paragraph 60 of IAS 1. Please present your liabilities in order of liquidity if that presentation is reliable and more relevant as indicated in paragraphs 60 and 64 of IAS 1.

Consolidated Statements of Changes in Equity, page F-8

57. We note that your statement of changes in equity discloses the effects on equity resulting from the Demerger of CNH effective January 1, 2011. Please revise the notes to the financial statements to disclose in further detail how you accounted for the Demerger, including how you calculated or determined the amounts of the adjustments related to this transaction reflected in the statement of changes in equity.

Notes to the Consolidated Financial Statements

Impact of the retrospective application of IFRS 11 and IAS 19 revised, page F-14

58. We note the disclosure that the impacts of the adoption of IFRS 11 on amounts originally reported for the year ended December 31, 2013 are set out on page F-14. However, you disclose that the impacts from IAS 19 revised were already reflected in the 2013 Group Annual Report so they are not included in your notes to the financial statements. Please include the disclosures required by paragraph 28 of IAS 8 as they relate to the impacts from IAS 19 on your financial statements for the year ended December 31, 2013, or alternatively, citing relevant authoritative IFRS accounting guidance, explain to us why you do not believe you need to include these disclosures in your 2013 financial statements.

Impairment of assets, page F-22

59. We note your disclosure on the top of page F-23 indicating that impairment of property plant and equipment and intangible assets arising from transactions that are only incidentally related to the ordinary activities of the Group and that are not expected to

occur frequently, are recognized under "other unusual expenses." Please explain to us why you believe this presentation is appropriate, and tell us where on the income statement you classify other impairment charges related to tangible and intangible assets that are not considered "only incidentally related" to the ordinary activities of the Group.

Financial instruments, page F-23

60. We note your disclosure that Cash and cash equivalents include cash at banks, units in liquidity funds and other money market securities, comprising commercial papers and certificate of deposits that are readily convertible into cash and are subject to an insignificant risk of changes in value. Please provide for us, and revise to disclose more information about the nature of the units in liquidity funds, including any redemption provisions and explain in further detail why you do not believe these items are subject to a material risk with respect to their changes in value. Also, we note from your disclosure on page 161 that total available liquidity includes cash and cash equivalents which are subject to intra-month, foreign exchange and seasonal fluctuations. Please explain to us why the cash equivalents are subject to seasonal fluctuations.

Non-controlling interests, page F-41

61. We note your disclosure on page F-43 that Fiat SpA is subject to a put contract with Renault relating to its original non-controlling investment of 33.5% in Teksid, now 15.21%. In particular, Renault has the right to exercise a sale option to Fiat on its interest in Teksid. Please explain to us and in the notes to your financial statements how you have accounted for this put contract.

Accounting for the Chrysler business combination, page F-47

62. We note your disclosure on page F-48 which details the identifiable assets acquired and identifiable liabilities assumed in the acquisition of Chrysler and their related acquisition date fair values. For each significant asset and liability category, please revise to disclose the method and assumptions that were used to determine the fair value amounts of the related assets/liabilities. Your revised disclosure should also include the nature and amount of each type of intangible asset acquired and the related useful lives assigned and how the amounts and useful lives were calculated and determined.

Note 8. Other unusual income/(expenses), page F-53

63. We note your disclosure that for 2013 other unusual charges also include a €115 million charge related to the June 2013 voluntary safety recall for the 1993-1998 Jeep Grand Cherokee and the 2022-2007 Jeep Liberty, as well as the customer satisfaction action for the 1999-2004 Jeep Grand Cherokee. Given that your disclosure related to Cost of Sales on page F-28 and Note 2, and in MD&A, indicates that cost of sales includes warranty

and product-related costs, please explain to us why you believe it is appropriate to classify these costs as Other Unusual Income/(Expenses).

64. We note your disclosure that other unusual expenses in 2013 includes write-downs of €272 million as a result of the rationalization of architectures associated with the new product strategy, particularly for the Alfa Romeo, Maserati and Fiat brands; in particular, €226 million related to development costs and €46 million related to tangible assets. Please explain to us why you believe it is appropriate to classify these charges as "other unusual expenses" on the income statement.

65. We note your disclosure that other unusual expenses in 2011 included €220 million related to the revaluation of the inventories of Chrysler on initial consolidation as the consequence of measuring the identifiable assets acquired and identifiable liabilities assumed at fair value. Please explain to us why you believe it is appropriate to record this expense as part of other unusual expense, rather than cost of sales. We also note that in 2011 other unusual expenses included the write-down of goodwill by €224 million, of development costs by €161 million, and of certain property, plant and equipment by €307 million, related to the strategic realignment of the manufacturing and commercial activities of Fiat with those of Chrysler. Please explain to us why you believe it is appropriate to classify these charges as "other unusual expenses."

Note 10. Tax income/(expenses), page F-56

66. We note from the reconciliation between the theoretical income taxes calculated on the basis of the theoretical tax rate enacted in Italy for IRES, and income taxes recognized, that in 2011 "other differences" increased the tax expense by €114 million. Please tell us, and revise to disclose the nature of any significant items included in this amount.

Note 12. Earnings per share, page F-60

67. Please revise Note 12 to include a reconciliation of the weighted average number of shares used to calculate basic and diluted earnings per share for each period presented in your financial statements. Refer to the guidance outlined in paragraph 70(b) of IAS 33. Also, please revise to disclose any instruments (i.e., contingently issuable shares) that could potentially dilute basic earnings per share in the future but that were not included in the calculation of diluted earnings per share for the periods presented because they are antidilutive for the periods presented. Refer to the disclosure requirements outlined in paragraph 70(c) of IAS 33.

Note 14. Other intangible assets, page F-65

68. We note your disclosure that during 2013 and 2012, €2,042 and €2,138 million of development costs were capitalized, consisting primarily of material costs and personnel related expenses relating to engineering, design and development focused on content

enhancement of existing vehicles, new models and powertrain programs in NAFTA and EMEA segments. Please explain to us the difference between the costs considered "development costs" and those considered "development costs internally generated." Also, please explain to us how you ensure that the internally generated development costs that are capitalized meet the criteria in paragraph 57 of IAS 38.

69. We note your disclosure that in 2013, to reflect the new product strategy, you wrote-down certain Development costs by €250 million which mainly includes €151 million for the EMEA segment, €32 million for the LATAM segment and €65 million for Maserati in connection with development costs on new Alfa Romeo, Fiat and Maserati products, which have now been switched to new platforms considered technologically more appropriate, with €226 million of these costs recognized as other unusual expenses. We also note that in 2011 €161 million of development costs written off in connection with the convergence towards the use of a reduced number of platforms common to Fiat and Chrysler were reflected in other unusual income (expense) in your statement of operations. Please tell us why these charges are included in other unusual expenses, rather than as part of research and development costs. In this regard, it appears from the detail in Note 4, that the write-down of certain development costs previously capitalized are classified as research and development expenses on the income statement.

Note 17. Inventories, page F-73

70. We note from the disclosure on page F-74 that the amount of inventory write-downs recognized as an expense during 2013 and 2012 was €571 million and €625 million, respectively. Please revise Note 17 to explain where these inventory write-downs were reflected in your consolidated statement of operations.

Note 24. Share-based compensation, page F-88

Share-Based Compensation Plans Issued by Chrysler, page F-91

71. We note your disclosure that the fair value of each unit issued under the Chrysler plans is based on the fair value of Chrysler's membership interests. You also disclose the significant assumptions used in the contemporaneous calculation of fair value at each issuance date and for each period. Please revise to disclose the per unit fair value of a Chrysler Group Unit and to disclose whether there was any discount applied for lack of marketability.

Note 26. Other provisions, page F-102

72. We note that your disclosure in Note 26 presents the activity occurring during the year in each major provision included in the "other provisions" line item on the balance sheet. We also note that you present "other risks" as a single class of provision in this table. We further note that you disclose the types of provisions included in this "other risk" amount

below the table, however you do not present the activity occurring during the year for these other risks. Please tell us why you believe it is appropriate to aggregate these items as a single class of provision under paragraph 87 of IAS 37. Please advise or revise to separately present any of the risks that are not considered similar, in the table which details the rollforward activity in the account.

Note 29. Other Current Liabilities, page F-111

73. We note your disclosure that deferred revenue also includes €214 million deferred income arising from the donation of a land from the State of Pernambuco that will be recognized in the Income Statement starting from the entering into activity of the plant. Please explain to us how you determined the value of the land and why you believe it is appropriate to record deferred revenue in exchange for the land. Also, please tell us and explain in further detail in Note 29 how and when you expect to recognize the deferred income in your income statement.

Note 30. Fair value measurement, page F-112

74. We note that your disclosure about fair value measurements focuses on assets and liabilities measured at fair value or not measured at fair value on a recurring basis. Please revise to include the disclosures required by paragraphs 91 through 93 of IFRS 13 for those assets measured at fair value on a non-recurring basis, such as tangible and intangible assets that have been impaired. In particular, please revise to include the fair value measurement at the end of the reporting period for all non-recurring fair value measurements, and the reasons for the measurement. Your disclosure should also include the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety (Level 1, 2 or 3) and for those categorized within Level 3 of the fair value hierarchy, a description of the valuation processes used by the entity (including, for example, how you decide your valuation policies and procedures and analyses changes in fair value measurements from period to period). Please revise accordingly.

Note 32. Explanatory notes to the Statement of ash lows, page F-119

75. We note your disclosure that the cash flows generated by the sale of vehicles under buy-back commitments and GDP vehicles, net of the amounts included in Profit/(loss) for the year, are included under operating activities in a single line item which includes changes in working capital arising from these transactions. Please provide us the gross amounts of cash flows related to these items and explain to us why you believe it is appropriate to present these amounts on a net basis in the statement of cash flows.

Note 34. Segment reporting, page F-124

76. We note from your segment disclosures that it appears you use both Trading Profit/Loss and EBIT as segment measures. Please note that paragraph 26 of IFRS 8 indicates that if the chief operating decision maker uses more than one measure of an operating segment's profit or loss, the segment's assets or the segment's liabilities, the reported measures shall be those that management believes are determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the entity's financial statements. Please tell us and revise to clearly disclose the measure used by chief operating decision maker for purposes of assessing segment performance that is most consistent with that used in measuring the corresponding amounts in your financial statements.

Note 36. Subsequent events, page F-133

77. We note your disclosure that in January 2014 you acquired the remaining 41.5% ownership interest in Chrysler in consideration for cash payments to the VEBA Trust and Chrysler members. Please revise to disclose how you have accounted for this transaction in your financial statements. We also note that on January 21, 2014, you entered into an agreement with the UAW in which Chrysler agreed to make payments to the VEBA Trust totaling U.S. $700 million to be paid in four equal annual installments. Please explain to us and revise Note 36 to disclose how you are accounting for this transaction under IFRS. Also, please revise to disclose the amount of such payments in Euros, your reporting currency. Your discussion of this matter included on page 159 of MD&A should be similarly revised.

Item 21. Exhibits and Financial Statement Schedules, page II-1

78. Please file all material agreements pursuant to Item 601 of Regulation S-K evidencing each as exhibits to your amended draft registration statement, including the Senior Secured Loan Facility, including the Tranche B Term Loan and Revolving Credit Facility; the Global Medium Term Note Program; the three-year syndicated line of credit disclosed on page F-109; and the Master Private Label Financing Agreement between Chrysler Group LLC and Santander Consumer USA Inc. Alternatively, explain to us why you believe a particular agreement is not material to you.

Undertakings, page II-2

79. Please include the undertaking in Item 512(h) of Regulation S-K.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor

cc: Via E-mail
        Scott D. Miller, Esq.
        Sullivan & Cromwell LLP